SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                      SOUTHERN ELECTRIC GENERATING COMPANY
                                 (the "Company")

                              ALABAMA POWER COMPANY
                                   ("Alabama")


         This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.   Type of security or securities.

          The Company: Series A 4.40% Senior Notes due May 15, 2013
                       (the "Notes")

          Alabama: Pursuant to the terms of a Series A Senior Note Guarantee executed by Alabama, Alabama has irrevocably and unconditionally guaranteed the due and punctual payment of principal, premium, if any, and interest on the Notes when and as the same shall become due and payable whether at maturity or otherwise.

Item 2.   Issue, renewal or guaranty.

          The Company: Issue

          Alabama:     Guarantee

Item 3.   Principal amount of each security.

          $50,000,000

Item 4.   Rate of interest per annum of each security.

          4.40%



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Item 5.   Date of issue, renewal or guaranty of each security.

          May 22, 2003

Item 6.   If renewal of security, give date of original issue.

          Not Applicable

Item 7.   Date of maturity of each security.

          May 15, 2013

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

          The Company issued and sold the Notes to Merchant Capital, L.L.C., as the Initial Purchaser, pursuant to a Purchase Agreement dated May 20, 2003.

Item 9.   Collateral given with each security, if any.

          None

Item 10.  Consideration received for each security.

          $49,474,500 (98.949% of the principal amount)

Item 11.  Application of proceeds of each security.

          The proceeds from the sale of the Notes will be applied by the Company for general corporate purposes, including the repayment of a portion of its short-term indebtedness.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a. the provisions contained in the first sentence of Section
                     6(b)___

                  b. the provisions contained in the fourth sentence of Section
                     6(b)___

                  c. the provisions contained in any rule of the Commission
                     other than Rule U-48_X_

Item 13.  Not Applicable.

Item 14.  Not Applicable.


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Item 15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52


Date: June 2, 2003                    SOUTHERN ELECTRIC GENERATING COMPANY



                                      By: /s/Wayne Boston
                                               Wayne Boston
                                           Assistant Secretary


                                      ALABAMA POWER COMPANY



                                      By: /s/Wayne Boston
                                               Wayne Boston
                                            Assistant Secretary